                                   APPENDIX 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000


                       PEACE ARCH ENTERTAINMENT GROUP INC.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
          ------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________ )]

                                 PEACE ARCH LOGO



27th January 2000


TO WHOM IT MAY CONCERN:


Dear Sir or Madam:

Re:      Quarterly Report, Peace Arch Entertainment Group Inc.
         30th November 1999
--------------------------------------------------------------------------------


I hereby confirm that the Unaudited Consolidated Financial Statements for the Three Months Ended November 30, 1999 were sent by first class mail to the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on 27th January 2000.

I trust you will find the above in order

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.




REBECCA PATERSON
----------------
Rebecca Paterson
Assistant to Juliet Jones, Chief Financial Officer


/enclosures

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                        AS AT NOVEMBER 30, 1998 AND 1999


(Expressed in thousands of Canadian dollars, in accordance with Canadian Generally Accepted Accounting Principles)


----------------------------------------------------------------------------------------------------------------------------
                                                                                                 1998                 1999
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                                   $   1,975            $   3,862
Accounts receivable                                                                             1,148                4,737
Tax credits receivable                                                                         10,228               15,859
Productions in progress                                                                        11,831                2,391
Prepaid expenses and deposits                                                                     354                  242
Investment in television programming                                                            7,592               11,458
Property and equipment                                                                          9,560                7,030
Deferred costs                                                                                    156                  307
Goodwill and trademarks                                                                         2,511                3,152
--------------------------------------------------------------------------------------------------------------------------
                                                                                            $  45,355            $  49,038
==========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                                           $   5,331            $   8,064
Accounts payable and accrued liabilities                                                        2,462                6,001
Loans due to directors and shareholders                                                           386                    -
Deferred revenue                                                                               10,244                3,204
Deferred gain                                                                                       -                1,086
Future income taxes                                                                                 -                1,373
Debt                                                                                            8,353                4,186
--------------------------------------------------------------------------------------------------------------------------
                                                                                               26,776               22,948
--------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
   Share capital                                                                               26,178               32,182
   Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,490,484 (Nov 30, 1998 -  1,512,965)
      100,000,000 Class B Subordinate Voting Shares
         Issued - 2,295,459 (Nov 30, 1998 - 1,512,970)
      25,000,000 Preference Shares, issuable in series
         Issued - nil

  Other paid-up capital                                                                             -                  136
  Deficit                                                                                      (7,599)              (6,228)
--------------------------------------------------------------------------------------------------------------------------
                                                                                               18,579               26,090
--------------------------------------------------------------------------------------------------------------------------
                                                                                            $  45,355            $  49,038
==========================================================================================================================


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 1998 AND 1999

(Expressed in thousands of Canadian dollars, in accordance with Canadian Generally Accepted Accounting Principles except per share information)


--------------------------------------------------------------------------------------------------------------------------
                                                                                                 1998              1999
--------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                                   $   15,124              $  8,528

EXPENSES:
  Amortization of television programming                                                      12,514                 6,019
  Other costs of production and sales                                                            761                   648
  Depreciation and amortization                                                                   87                   145
  Selling, general and administrative                                                            584                   819
  Interest                                                                                       216                   227
--------------------------------------------------------------------------------------------------------------------------
                                                                                              14,162                 7,858
--------------------------------------------------------------------------------------------------------------------------
Earnings from operations before undernoted                                                       962                   670
   Gain on sale of asset                                                                           -                    86
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   -                    86
--------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                                     962                   756
Income taxes                                                                                     116                   392
--------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FOR THE PERIOD                                                                      846                   364

Deficit, beginning of period                                                                  (8,445)               (6,592)
--------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                                                    $   (7,599)             $ (6,228)
==========================================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                                                       $     0.28              $   0.09
==========================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                                                   $     0.28              $   0.09
==========================================================================================================================

Weighted average number of shares outstanding
   during the period (000's)                                                                   3,026                 3,785


                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 1998 AND 1999

(Expressed in thousands of Canadian dollars, in accordance with Canadian Generally Accepted Accounting Principles)


---------------------------------------------------------------------------------------------------------------------------
                                                                                                 1998                 1999
---------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings                                                                            $     846            $     364
    Items not involving cash:
       Depreciation and amortization                                                           12,867                6,149
       Future income taxes                                                                          -                  289
       Gain on sale of assets                                                                       -                 (106)
       Other                                                                                        -                    8
    Changes in non-cash working capital                                                        (2,540)              (1,038)
---------------------------------------------------------------------------------------------------------------------------
                                                                                               11,173                5,666
---------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                                                      (14,740)              (7,235)
    Increase in deferred costs                                                                    (46)                 (79)
    Increase in goodwill and trademarks                                                             -                   (9)
    Property and equipment acquired                                                               (96)                  (5)
---------------------------------------------------------------------------------------------------------------------------
                                                                                              (14,882)              (7,328)
---------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                                                 1,200                    -
    Increase in bank indebtedness                                                               2,682                1,132
    Repayment of debt                                                                             (74)                 (63)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                3,808                1,069
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                                   99                 (593)
Cash and cash equivalents, beginning of period                                                  1,876                4,455
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, November 30                                                     $    1,975           $    3,862
===========================================================================================================================

Supplementary information:
    Interest paid                                                                           $     137            $      96
    Income taxes paid                                                                               -                    -


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Peace Arch Entertainment Group Inc.
                                            -----------------------------------
                                                      (Registrant)

Date  January 27th, 2000                    By   /S/ JULIET JONES
      -----------------------------             ------------------------
                                                      (Signature)*
                                                Juliet Jones, CFO
-----------------------------------
*Print the name and title under the
signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.